Delisting Determination,The Nasdaq Stock Market, LLC,
May 28, 2008, Devcon International Corp. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Devcon International Corp.
(the Company), effective at the opening of the trading session on June 9, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(a)(3). The Company was notified of
the Staffs determination on May 7, 2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 16, 2008.